

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

June 30, 2006

Nora Coccaro
Chief Executive Officer
Healthbridge, Inc.
2610-1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada

> **Re: Healthbridge, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2006**
> **File No. 0-30377**

Dear Ms. Coccaro:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A. It appears that the EDGAR code for the filing should be PREM14A as the filing relates to a merger or acquisition. Please correct the EDGAR code by contacting EDGAR Filer Support at (202) 551-8900.

2. Please provide us your analysis under Texas law regarding whether shareholder approval was required to enter into the 2005 letter of intent and loan to Providence and whether this was a fundamental business change or transaction in 2005, since the loan to Providence appears to commit the company to the reverse merger.

3. Please tell us why you did not file a Form 8-K disclosing the letter of intent dated November 1, 2005 and the $5 million loan to Providence.

4. If you cease to be a shell company upon the closing of the reverse merger, please confirm that you will file a current report on Form 8-K, under Item 5.06, containing the information that would be required in a registration statement on Form 10-SB within four business days after completion of the transaction.

5. Please include a section in the proxy statement describing your financial advisor's opinion, including the procedures followed, the findings and recommendations, instructions as set forth in Item 1015(b) of Regulation M-A. Disclose in this section that the financial advisor has consented to use of the opinion in the filing. Also disclose the fee he was paid for his services.

6. Please provide to us a copy of the entire report of the financial advisor, including the financial tables and analyses.

7. Please advise us as to the Securities Act exemption upon which you will rely to issue shares of your common stock to Providence and the facts that make the exemption available.

8. Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division's position summarized above. Similarly, we also believe that shareholders, such as Providence's unit-holders, who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate and supplementally advise what, if any, consideration was given to registering the issuance of the shares to be issued in the change of control transaction with Providence.

Summary Term Sheet for Proposal 1, page 5

9. In your Form 10-KSB, you disclose that upon the completion of a transaction, it is possible that present management and shareholders of the company would not

remain in control of the company. Further, your sole officer and director may, as part of the terms of any transaction, resign, to be replaced by new officers and directors without a vote of our shareholders. Your financial advisor notes in his opinion that after the transaction, the former shareholders of Providence will own approximately 50% of the company's outstanding common stock. Please disclose whether the transaction will constitute a change of control and identify any new officers or directors of the company.

10. Please include an Interests of Certain Persons in this section describing the benefits to be received by Nora Coccaro and Marcus Muller that are not received by other shareholders in connection with the transaction.

Business Conducted – Providence Exploration, LLC, page 6

11. Please describe in greater detail the nature of the business conducted. For example, disclose that Providence is an exploration stage company formed on July 12, 2005. It appears that Providence's current operations are limited to oil drilling services performed for other entities. Please describe these services in greater detail. Also disclose that its oil and gas properties are undeveloped. Disclose whether Providence has begun development activities and, if so, describe these activities.

12. Disclose whether Providence has any proved reserves as defined by the SEC's Industry Guide 2. We may have additional engineering comments if Providence has proved reserves.

13. Disclose that Providence has received a going concern opinion from its auditors.

The Acquisition, page 6

14. Describe the November 18, 2005 letter of intent and the total amount loaned and the purpose of the loan to Providence.

15. Disclose the number of securities you have issued in connection with the reverse merger and related transactions and the dilution of existing shareholders.

16. Please revise to briefly summarize the material terms of the Securities Exchange Agreement and Note Exchange Agreement in plain English.

The Securities Exchange Agreement, page 6

17. Please disclose the equivalent of the shares being exchanged under the Securities Exchange Agreement as a percentage of the company's outstanding shares.

The Note Exchange Agreement, page 6

18. Please disclose the equivalent of the shares being exchanged under the Note Exchange Agreement as a percentage of the company's outstanding shares.

Conditions Precedent to the Transactions, page 6

19. Please describe all material conditions in the agreement. For example, describe the obligation to loan Providence up to $5 million pursuant to the terms of the Secured Revolving Replacement Promissory Note, dated December 1, 2005, for the purpose of funding Providence's purchase of oil, gas and mineral interests and to fund Providence's ongoing, exploration and development obligations under the Joint Exploration Agreement and the Agreement of Purchase and Sale.

The Reasons for Engaging in the Transaction, page 7

20. Please describe in greater detail the reasons for engaging in the transaction. For example, explain why the company chose a business that is in a totally different industry than the previous business the company was engaged in. Briefly discuss the background explaining how the company found this new business.

Vote Required for Approval of the Transaction, page 7

21. Please disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understandings with any other shareholders. For example, disclose the percent of outstanding shares held by your directors who intend to vote in favor of the transaction.

Reports, Opinions, Appraisals, page 8

22. Please disclose the name of your financial advisor and his conclusion regarding the fairness of the transaction to the shareholders.

Past Contacts, Transactions or Negotiations, page 8

23. Describe the letter of intent dated November 10, 2005. Also provide a cross reference to a more detailed description in the proxy statement that provides the disclosure required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

Risk Factors, page 11

24. We note the risk factors you have included in this proxy statement, and assume that you will include similar risk factors in your periodic reports and transactional filings in the future. Note that the risk factor section in those reports must be

written in plain English. To help you comply with this requirement, we refer you to "A Plain English Handbook – How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999. We also have the following comments:

- Please delete the last two sentences of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.
- Please avoid language in risk factors like "material adverse effect" or "adversely affect." Instead, please state what the specific impact will be on your financial condition or results of operations.
- Some risk factors include language like "we cannot assure you" or "there can be no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.
- Many risk factor headings do not specify the resulting risk. Please revise them as necessary to specify clearly the risk.

25. Please revise your second risk factor to quantify the dilution of the transaction to your existing shareholders and disclose that Providence has no proven reserves.

26. Please add a risk factor addressing that Providence is a start up company, with a going concern opinion from its auditors. Also disclose that Providence expects losses in the future and that its current assets are insufficient to conduct its minimum plan of operation over the next 12 months.

Management's Plan of Operation, page 23

27. Please describe in greater detail the terms of your April 2006 equity financing.

Providence, page 24

Oil and Gas Business, page 24

28. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or drill. Remove all references to adjacent or analogous properties or exploration activities by other companies outside of your properties.

Business Strategy, page 28

29. Please revise Providence's plan of operation for the next twelve months to provide greater detail regarding its plans and quantify associated expenditures. Also provide a timetable with respect to its plans to work with Harding Company.

Results of Operations – Cost of Goods Sold, page 29

30. Please identify in greater detail the cost of goods sold and explain why they exceed revenues for the same period.

Where You Can Find Additional Information, page 35

31. Please update the address of the SEC to 100 F St, NE.

Exhibit 3 - Fairness Opinion

32. Please explain why the value of Providence as an ongoing concern was not considered and why adequate information was not available for that analysis.

33. Please have Mr. Lazier revise to remove the implication that shareholders are not entitled to rely on the fairness opinion. We note that he uses the terms Company and Shareholders as separately defined terms.

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Nora Coccaro
Healthbridge, Inc.
June 30, 2006
Page 7

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director